                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October, 2013, NFS LLC FEBO US Bank National Association acquired control due to ownership of greater than 25% of Golden Large Cap Core Fund's(the "Fund") outstanding shares. NFS LLC FEBO US Bank National Association owned 49.8% of the Fund and thus controlled the Fund as of that date.